EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2016

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015	2016	2015
Sales		6,415	6,992	9,140	9,864
Cost of product sold		4,890	5,284	7,061	7,572

Gross profit		1,525	1,708	2,079	2,292
Expenses
Selling		574	585	988	1,015
General and administrative		62	66	117	133
Share-based payments		13	6	17	51
Earnings from associates and joint ventures		(23)	(1)	(28)	(1)
Other expenses (income)	4	51	26	62	(7)

Earnings before finance costs and income taxes		848	1,026	923	1,101
Finance costs related to long-term debt		50	50	102	87
Other finance costs		20	18	38	37

Earnings before income taxes		778	958	783	977
Income taxes		213	283	215	288

Net earnings		565	675	568	689

Attributable to
Equity holders of Agrium		564	674	566	686
Non-controlling interest		1	1	2	3

Net earnings		565	675	568	689

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		4.08	4.71	4.09	4.78
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	143	138	143

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 3, 2016. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
(millions of U.S. dollars)	Notes	2016	2015	2016	2015
Net earnings		565	675	568	689
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		17	(4)	(6)	(20)
Deferred income taxes		(4)	1	3	5
Share of comprehensive (loss) income of associates and joint ventures		(1)	—	1	(5)
Foreign currency translation
(Losses) gains		(26)	57	153	(238)
Reclassifications to earnings		—	1	—	1

		(14)	55	151	(257)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		(24)	—	(24)	—
Deferred income taxes		7	1	7	1

		(17)	1	(17)	1

Other comprehensive (loss) income		(31)	56	134	(256)

Comprehensive income		534	731	702	433

Attributable to
Equity holders of Agrium		533	730	700	431
Non-controlling interest		1	1	2	2

Comprehensive income		534	731	702	433

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

		June 30,		December 31,
(millions of U.S. dollars)	Notes	2016	2015	2015
Assets
Current assets
Cash and cash equivalents		307	647	515
Accounts receivable		3,638	3,556	2,053
Income taxes receivable		95	3	4
Inventories		2,605	2,868	3,314
Prepaid expenses and deposits		131	119	688
Other current assets		124	138	144

		6,900	7,331	6,718
Property, plant and equipment		6,832	6,506	6,333
Intangibles		635	669	632
Goodwill		2,023	2,004	1,980
Investments in associates and joint ventures		665	603	607
Other assets		52	68	54
Deferred income tax assets		44	65	53

		17,151	17,246	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,069	681	835
Accounts payable		3,830	4,038	3,919
Income taxes payable		128	110	82
Current portion of long-term debt		107	1	8
Current portion of other provisions		74	88	85

		5,208	4,918	4,929
Long-term debt		4,412	4,533	4,513
Post-employment benefits		162	146	124
Other provisions		338	329	336
Other liabilities		54	81	85
Deferred income tax liabilities		491	446	383

		10,665	10,453	10,370

Shareholders’ equity
Share capital		1,762	1,812	1,757
Retained earnings		5,839	5,864	5,533
Accumulated other comprehensive loss		(1,119)	(891)	(1,287)

Equity holders of Agrium		6,482	6,785	6,003
Non-controlling interest		4	8	4

Total equity		6,486	6,793	6,007

		17,151	17,246	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Operating
Net earnings	565	675	568	689
Adjustments for
Depreciation and amortization	145	119	259	230
Earnings from associates and joint ventures	(23)	(1)	(28)	(1)
Share-based payments	13	6	17	51
Unrealized (gain) loss on derivative financial instruments	(61)	(13)	22	13
Unrealized foreign exchange loss (gain)	83	(51)	(41)	(10)
Interest income	(16)	(16)	(29)	(33)
Finance costs	70	68	140	124
Income taxes	213	283	215	288
Other	(7)	6	(1)	(19)
Interest received	15	16	29	33
Interest paid	(51)	(48)	(140)	(90)
Income taxes (paid) received	(24)	(7)	(165)	11
Dividends from associates and joint ventures	1	1	2	2
Net changes in non-cash working capital	(828)	(947)	(410)	(492)

Cash provided by operating activities	95	91	438	796

Investing
Business acquisitions, net of cash acquired	(81)	(24)	(175)	(84)
Capital expenditures	(230)	(341)	(404)	(740)
Capitalized borrowing costs	(7)	(8)	(12)	(23)
Purchase of investments	(18)	(43)	(41)	(85)
Proceeds from sale of investments	46	27	64	45
Proceeds from sale of property, plant and equipment	6	4	10	54
Other	(5)	6	(8)	11
Net changes in non-cash working capital	(8)	(74)	(8)	(92)

Cash used in investing activities	(297)	(453)	(574)	(914)

Financing
Short-term debt	426	422	222	(738)
Long-term debt issued	—	—	—	1,000
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(4)	(2)	(6)	(15)
Dividends paid	(122)	(114)	(241)	(223)
Shares issued	—	—	—	1
Shares repurchased	—	(100)	—	(100)

Cash provided by (used in) financing activities	300	206	(25)	(89)

Effect of exchange rate changes on cash and cash equivalents	(67)	23	(47)	6

Increase (decrease) in cash and cash equivalents	31	(133)	(208)	(201)
Cash and cash equivalents – beginning of period	276	780	515	848

Cash and cash equivalents – end of period	307	647	307	647

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	686	—	—	—	—	686	3	689
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	1	—	1
Other	—	—	—	(15)	(5)	(236)	(256)	(256)	(1)	(257)

Comprehensive income (loss), net of tax	—	—	687	(15)	(5)	(236)	(256)	431	2	433
Dividends ($1.655 per share)	—	—	(237)	—	—	—	—	(237)	—	(237)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(1)	(1)
Shares repurchased	(1)	(12)	(88)	—	—	—	—	(100)	—	(100)
Share-based payment transactions	—	3	—	—	—	—	—	3	—	3
Reclassification of cash flow hedges, net of tax	—	—	—	8	—	—	8	8	—	8

June 30, 2015	143	1,812	5,864	(34)	(16)	(841)	(891)	6,785	8	6,793

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	566	—	—	—	—	566	2	568
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(17)	—	—	—	—	(17)	—	(17)
Other	—	—	—	(3)	1	153	151	151	—	151

Comprehensive income (loss), net of tax	—	—	549	(3)	1	153	151	700	2	702
Dividends ($1.75 per share)	—	—	(243)	—	—	—	—	(243)	—	(243)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	5	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges, net of tax	—	—	—	17	—	—	17	17	—	17

June 30, 2016	138	1,762	5,839	(42)	(16)	(1,061)	(1,119)	6,482	4	6,486

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Mining and production facilities in Alberta and Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended June 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	5,780	635	—	6,415	6,144	848	—	6,992
- inter-segment	11	247	(258)	—	16	326	(342)	—

Total sales	5,791	882	(258)	6,415	6,160	1,174	(342)	6,992
Cost of product sold	4,512	681	(303)	4,890	4,896	765	(377)	5,284

Gross profit	1,279	201	45	1,525	1,264	409	35	1,708

Gross profit (%)	22	23		24	21	35		24

Expenses
Selling	570	8	(4)	574	580	9	(4)	585
General and administrative	28	8	26	62	32	6	28	66
Share-based payments	—	—	13	13	—	—	6	6
(Earnings) loss from associates and joint ventures	(3)	(21)	1	(23)	(3)	—	2	(1)
Other expenses	8	26	17	51	8	14	4	26

Earnings (loss) before finance costs and income taxes	676	180	(8)	848	647	380	(1)	1,026
Finance costs	—	—	70	70	—	—	68	68

Earnings (loss) before income taxes	676	180	(78)	778	647	380	(69)	958
Depreciation and amortization	68	74	3	145	66	49	4	119
Finance costs	—	—	70	70	—	—	68	68

EBITDA (b)	744	254	(5)	993	713	429	3	1,145

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Six months ended June 30,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	8,058	1,082	—	9,140	8,404	1,460	—	9,864
- inter-segment	23	449	(472)	—	19	581	(600)	—

Total sales	8,081	1,531	(472)	9,140	8,423	2,041	(600)	9,864
Cost of product sold	6,400	1,177	(516)	7,061	6,788	1,398	(614)	7,572

Gross profit	1,681	354	44	2,079	1,635	643	14	2,292

Gross profit (%)	21	23		23	19	32		23

Expenses
Selling	980	16	(8)	988	1,003	20	(8)	1,015
General and administrative	50	16	51	117	58	16	59	133
Share-based payments	—	—	17	17	—	—	51	51
(Earnings) loss from associates and joint ventures	(7)	(22)	1	(28)	(4)	3	—	(1)
Other expenses (income)	5	45	12	62	(4)	(8)	5	(7)

Earnings (loss) before finance costs and income taxes	653	299	(29)	923	582	612	(93)	1,101
Finance costs	—	—	140	140	—	—	124	124

Earnings (loss) before income taxes	653	299	(169)	783	582	612	(217)	977
Depreciation and amortization	135	118	6	259	123	99	8	230
Finance costs	—	—	140	140	—	—	124	124

EBITDA	788	417	(23)	1,182	705	711	(85)	1,331

(a)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended June 30,
	2016			2015
	North America	International	Retail (a)	North America	International	Retail
Sales - external	5,038	742	5,780	5,405	739	6,144
- inter-segment	11	—	11	16	—	16

Total sales	5,049	742	5,791	5,421	739	6,160
Cost of product sold	3,893	619	4,512	4,286	610	4,896

Gross profit	1,156	123	1,279	1,135	129	1,264
Expenses
Selling	484	86	570	489	91	580
General and administrative	20	8	28	23	9	32
Earnings from associates and joint ventures	(2)	(1)	(3)	(2)	(1)	(3)
Other expenses (income)	16	(8)	8	15	(7)	8

Earnings before income taxes	638	38	676	610	37	647
Depreciation and amortization	63	5	68	57	9	66

EBITDA	701	43	744	667	46	713

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $4-million and EBITDA of $4-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Six months ended June 30,
	2016			2015
	North			North
	America	International	Retail (a)	America	International	Retail
Sales - external	6,835	1,223	8,058	7,178	1,226	8,404
- inter-segment	23	—	23	19	—	19

Total sales	6,858	1,223	8,081	7,197	1,226	8,423
Cost of product sold	5,399	1,001	6,400	5,789	999	6,788

Gross profit	1,459	222	1,681	1,408	227	1,635
Expenses
Selling	821	159	980	834	169	1,003
General and administrative	35	15	50	40	18	58
Earnings from associates and joint ventures	(6)	(1)	(7)	(3)	(1)	(4)
Other expenses (income)	22	(17)	5	12	(16)	(4)

Earnings before income taxes	587	66	653	525	57	582
Depreciation and amortization	124	11	135	109	14	123

EBITDA	711	77	788	634	71	705

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $4-million and EBITDA of $4-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended June 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	296	85	110	144	635	415	112	118	203	848
- inter-segment	98	50	50	49	247	138	54	74	60	326

Total sales	394	135	160	193	882	553	166	192	263	1,174
Cost of product sold	246	119	155	161	681	283	98	163	221	765

Gross profit	148	16	5	32	201	270	68	29	42	409
Expenses
Selling	3	2	1	2	8	4	2	1	2	9
General and administrative	3	1	1	3	8	2	1	1	2	6
Earnings from associates and joint ventures	—	—	—	(21)	(21)	—	—	—	—	—
Other expenses (income)	16	14	(1)	(3)	26	8	6	1	(1)	14

Earnings (loss) before income taxes	126	(1)	4	51	180	256	59	26	39	380
Depreciation and amortization	23	31	13	7	74	20	13	11	5	49

EBITDA	149	30	17	58	254	276	72	37	44	429

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Six months ended June 30,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	469	133	190	290	1,082	633	137	228	462	1,460
- inter-segment	175	93	100	81	449	235	96	145	105	581

Total sales	644	226	290	371	1,531	868	233	373	567	2,041
Cost of product sold	401	196	265	315	1,177	455	158	299	486	1,398

Gross profit	243	30	25	56	354	413	75	74	81	643
Expenses
Selling	7	4	2	3	16	8	3	2	7	20
General and administrative	7	3	2	4	16	5	3	3	5	16
(Earnings) loss from associates and joint ventures	—	—	—	(22)	(22)	—	—	—	3	3
Other expenses (income)	22	20	3	—	45	6	11	13	(38)	(8)

Earnings before income taxes	207	3	18	71	299	394	58	56	104	612
Depreciation and amortization	36	51	23	8	118	38	27	24	10	99

EBITDA	243	54	41	79	417	432	85	80	114	711

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended June 30,						Six months ended June 30,
	2016			2015			2016			2015
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	2,190	1,757	433	2,608	2,154	454	3,029	2,462	567	3,519	2,939	580
Crop protection products	2,250	1,779	471	2,169	1,712	457	3,081	2,489	592	2,962	2,397	565
Seed	926	745	181	982	818	164	1,302	1,070	232	1,290	1,086	204
Merchandise	162	134	28	174	147	27	279	232	47	316	269	47
Services and other (a)	263	97	166	227	65	162	390	147	243	336	97	239

	5,791	4,512	1,279	6,160	4,896	1,264	8,081	6,400	1,681	8,423	6,788	1,635

Wholesale
Nitrogen	394	246	148	553	283	270	644	401	243	868	455	413
Potash	135	119	16	166	98	68	226	196	30	233	158	75
Phosphate	160	155	5	192	163	29	290	265	25	373	299	74
Product purchased for resale	52	53	(1)	104	103	1	149	145	4	296	288	8
Ammonium sulfate, ESN and other	141	108	33	159	118	41	222	170	52	271	198	73

	882	681	201	1,174	765	409	1,531	1,177	354	2,041	1,398	643

Other inter-segment eliminations	(258)	(303)	45	(342)	(377)	35	(472)	(516)	44	(600)	(614)	14

Total	6,415	4,890	1,525	6,992	5,284	1,708	9,140	7,061	2,079	9,864	7,572	2,292

Wholesale share of joint ventures
Nitrogen	40	37	3	45	39	6	65	58	7	66	61	5
Product purchased for resale	—	—	—	12	12	—	—	—	—	38	37	1

	40	37	3	57	51	6	65	58	7	104	98	6

Total Wholesale including proportionate share in joint ventures	922	718	204	1,231	816	415	1,596	1,235	361	2,145	1,496	649

(a)	Includes financial services products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended June 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	4,133	462	361	101	4,144	550	446	104
International	715	390	366	24	722	454	421	33

Total crop nutrients	4,848	452	363	89	4,866	536	443	93

Wholesale
Nitrogen
North America
Ammonia	394	443			441	584
Urea	503	303			471	419
Other	271	249			311	313

Total nitrogen	1,168	337	210	127	1,223	451	231	220

Potash
North America	440	219			334	371
International	257	152			175	243

Total potash	697	194	172	22	509	327	193	134

Phosphate	305	526	508	18	290	665	563	102
Product purchased for resale	192	272	277	(5)	282	369	367	2
Ammonium sulfate	114	296	120	176	96	386	164	222
ESN and other	260				244

Total Wholesale	2,736	322	248	74	2,644	444	289	155

Wholesale share of joint ventures
Nitrogen	133	305	285	20	114	395	338	57
Product purchased for resale	—	—	—	—	32	351	341	10

	133	305	285	20	146	386	339	47

Total Wholesale including proportionate share in joint ventures	2,869	322	251	71	2,790	441	292	149

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Six months ended June 30,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	5,653	459	364	95	5,579	540	442	98
International	1,155	376	351	25	1,174	431	400	31

Total crop nutrients	6,808	445	362	83	6,753	521	435	86

Wholesale
Nitrogen
North America
Ammonia	624	427			616	569
Urea	822	316			819	420
Other	463	256			549	316

Total nitrogen	1,909	338	210	128	1,984	437	229	208

Potash
North America	703	217			483	378
International	450	163			211	240

Total potash	1,153	196	170	26	694	336	228	108

Phosphate	525	553	505	48	572	652	522	130
Product purchased for resale	489	304	297	7	830	356	347	9
Ammonium sulfate	171	294	118	176	178	362	150	212
ESN and other	415				420

Total Wholesale	4,662	328	252	76	4,678	436	299	137

Wholesale share of joint ventures
Nitrogen	216	301	270	31	166	399	367	32
Product purchased for resale	—	—	—	—	117	321	309	12

	216	301	270	31	283	367	343	24

Total Wholesale including proportionate share in joint ventures	4,878	327	253	74	4,961	432	301	131

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	June 30,			December 31,
	2016			2015
		Average	Fair value		Average	Fair value
		contract	of assets		contract	of assets
	Notional	price (a)	(liabilities)	Notional	price (a)	(liabilities)
Designated as hedges
AECO swaps	61	2.97	(46)	74	2.78	(56)

			(46)			(56)

(a)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2016	2017	2018
Designated as hedges	(11)	(17)	(18)

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.23	0.28

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	25	25	21	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	June 30,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Forwards
USD/CAD	87	2016	1.30	—	190	2016	1.38	(1)
CAD/USD	1,911	2016	1.29	12	1,805	2016	1.35	45
USD/AUD	75	2016	1.43	5	73	2016	1.42	2
AUD/USD	55	2016	1.41	(3)	143	2016	1.43	(3)
Options
USD/CAD – buy USD puts	55	2016	1.30	2	—	—	—	—
USD/CAD – sell USD calls	96	2016	1.40	(1)	—	—	—	—
USD/AUD – buy USD puts	—	—	—	—	59	2016	1.38	(1)

				15				42

(a)	Foreign currency per U.S. dollar.

	June 30,			December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	307	307	—	515	515
Accounts receivable – derivatives	—	23	23	—	48	48
Other current financial assets – marketable securities	21	100	121	20	122	142
Accounts payable – derivatives	—	39	39	—	29	29
Other financial liabilities – derivatives	—	15	15	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	104	100	—	—	—
Floating rate debt	—	7	7	—	8	8
Long-term debt
Debentures	—	4,809	4,371	—	4,464	4,469
Fixed and floating rate debt	—	41	41	—	44	44

There have been no transfers between Level 1 and Level 2 fair value measurements in the six months ended June 30, 2016 or June 30, 2015. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Expenses

Other expenses	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Loss on foreign exchange and related derivatives	6	1	8	—
Interest income	(16)	(16)	(29)	(33)
Gain on sale of assets	—	—	—	(38)
Environmental remediation and asset retirement obligations	3	—	5	9
Bad debt expense	21	25	29	32
Potash profit and capital tax	5	5	8	10
Other	32	11	41	13

	51	26	62	(7)

5.	Debt

			June 30,	December 31,
			2016	2015
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2016	0.94	950	632
Credit facilities		4.82	119	203

			1,069	835

(a)	Weighted average rates at June 30, 2016.